Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Proxy advisor engagements

Johannesburg, 27 October 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) will be engaging with proxy advisors ISS and Glass Lewis today as part of the Yamana transaction.

The presentation that will be used for these engagements is available on Gold Fields' website at www.goldfields.com.

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. Gold Fields has total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields' shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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